

Reid Pearson · 3rd
Founder & CEO at Zeek Bar
Talks about #cpg, #startups, #marketing, and #entrepreneurship
San Francisco Bay Area · Contact info
763 followers · 500+ connections

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 Zeek Bar

University of Southern
California - Marshall School
of Business

Activity
763 followers   + Follow

Reid Pearson posted this · 4h
Crowdfund campaign launch is Monday... 🚀

If you've been following along, so excited to share with you our campaign.   ...show more

👍 5

Reid Pearson posted this · 1d
In startups you play offense and defense.

Offense is more fun. You get to take shots, build, expand, grow.   ...show more

👍 3   2 comments

Reid Pearson posted this · 2d
Anyone *not* have a difficult category in CPG?!

Don't be discouraged by people telling you, "Oh that's a really challenging category."   ...show more

👍❤️👏 62   13 comments

Reid Pearson posted this · 1w

 Look what I built!

Lots of warehouse work yesterday.   ...show more

👍❤️😮 42   12 comments

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About
Hi there!

I'm passionate about startups, CPG, mindfulness/Zen, and health/fitness.   ...see more

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Experience

 **Founder & CEO**
Zeek Bar
Jan 2019 - Present · 3 yrs 9 mos
San Francisco Bay Area

Zeek Bar is the kids snack bar re-imagined: 50% less sugar, 8g protein. We're building the next great
brand for kids, by kids.

 **Corporate Services Specialist**
Whole Foods Market
Jun 2016 - Jun 2018 · 2 yrs 1 mo
San Francisco Bay Area

 **Project Manager**
Cleatskins · Freelance
Jun 2014 - Jun 2016 · 2 yrs 1 mo
Los Angeles, California, United States

Outside project manager for fast growing, CPG brand Cleatskins. Helped founders with various
commercialization tasks from optimizing Amazon, digital advertising, and event activation.

 **Head Of Marketing**
Fanlime
Mar 2011 - Mar 2015 · 4 yrs 1 mo
Greater Los Angeles Area

Fanlime is a cutting edge mobile platform for the world's top athletes to showcase their favorite
products.

 **Director Of Business Development**
Human Recovery Center
Mar 2012 - Mar 2013 · 1 yr 1 mo
Greater Los Angeles Area

Partnered with Neuromuscular Therapist (NMT) to top professional athletes (Lakers, Clippers) to
introduce an innovative Cryotherapy center in Los Angeles. Worked directly with co-founders ...see more

Show all 6 experiences →

Education

 **University of Southern California - Marshall School of Business**
BS, Business
2008 – 2011
Grade: 3.9
Activities and societies: Greif Center for Entrepreneurial Studies

Skills

Entrepreneurship

 Endorsed by Walid Abdul-Wahab and 3 others who are highly skilled at this

 Endorsed by 2 colleagues at Zeek Bar

 32 endorsements

Start-ups

 Endorsed by Darin Ezra who is highly skilled at this

 19 endorsements

Leadership

 Endorsed by 2 colleagues at Zeek Bar

 12 endorsements

Show all 22 skills →

Recommendations

Received   Given

 **Emil Vladimirov** · 2nd
Sales Executive/Project Manager
December 4, 2014, Reid was Emil's client

Reid is an excellent diligent Startup Executive. He handles business development at the top of his class.

 **Deborah Castro** 🔗 · 2nd
President/Chief Strategist and CMO, Creative Productions
May 13, 2013, Deborah worked with Reid but they were at different companies

Reid is a leader and a connector--he has the ability to recognize opportunities and partnerships and bring multiple parties together who can benefit from collaboration. He has entrepreneurial instincts that are demonstrated by his willingness to work with new ideas or ventures. He's made incredible inroads at Fanlime by seeing what's possible and being part of a big idea. Reid reached out to me as a L ...see more

 **Jan Banks** · 3rd
Media Consultant
May 6, 2013, Jan was Reid's client

Reid is very bright young man with with vision. He works well with everyone and is very trustworthy and driven! Probably the most driven person I know.

Show all 5 received →

Courses

Stanford CS 101

Interests

Influencers   Companies   Groups   Schools

 **Kat Cole** 🔗 · 2nd
President, COO, & Board of Directors at Athletic Greens
350,385 followers

 **Tony Robbins** 🔗 · 3rd
#1 New York Times best-selling author, life and business strategist, philanthropist, entrepreneur
7,231,676 followers

Show all 11 influencers →